PENNANTPARK INVESTMENT CORPORATION

590 MADISON AVENUE, 15TH FLOOR

NEW YORK, NY 10022

January 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	PennantPark Investment Corporation
Registration Statement on Form N-2
File Numbers 333-192782 and 814-00736

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PennantPark Investment Corporation (the “Company”) respectfully requests acceleration of the effective date of Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (Registration No. 333-192782) (the “Registration Statement”) so that such Registration Statement may be declared effective on January 15, 2015, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PennantPark Investment Corporation

By:	/s/ Aviv Efrat

Name:	Aviv Efrat
Title:	Chief Financial Officer